UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

 Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lee Enterprises, Incorporated
(Name of Issuer)

Common Stock
(Title of Class of Securities)

523768109
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523768109	SCHEDULE 13G/A	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Wingspan Investment Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,604,258 (includes 540,000 warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,604,258 (includes 540,000 warrants)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,604,258 (includes 540,000 warrants)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 523768109	SCHEDULE 13G/A	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Buckley T. Ratchford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,604,258 (includes 540,000 warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,604,258 (includes 540,000 warrants)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,604,258 (includes 540,000 warrants)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 523768109	SCHEDULE 13G/A	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

Lee Enterprises, Incorporated

(b) Address of Issuer’s Principal Executive Offices

201 N. Harrison Street, Suite 600

Davenport, Iowa 52801

Item 2.	(a) Name of Person Filing

This statement is filed by:

(i) Wingspan Investment Management, LP

(ii) Buckley T. Ratchford

(b) Address of Principal Business Office, or, if none, Residence

(i) 767 Fifth Avenue, 16th Floor, New York, NY 10153

(ii) 767 Fifth Avenue, 16th Floor, New York, NY 10153

(c) Citizenship

(i) Delaware

(ii) United States

(d) Title of Class of Securities

Common Stock (the “Common Stock”)

(e) CUSIP No.:

523768109

CUSIP No. 523768109	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 523768109	SCHEDULE 13G/A	Page 6 of 8 Pages

Item 4. Ownership

The Reporting Persons may be deemed to be the beneficial owners of 4,604,258 shares of Common Stock, which includes 540,000 shares of Common Stock if 540,000 warrants were exercised. The percentage of beneficial ownership herein is determined by dividing the number of shares beneficially owned by the Reporting Persons, 4,604,258, by the number of shares outstanding at November 30, 2015, 54,649,374, plus 540,000, the number of shares that could be acquired if certain warrants were exercised.

(a) Amount beneficially owned: 4,604,258 (includes 540,000 warrants)

(b) Percent of class: 8.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 4,604,258 (includes 540,000 warrants)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 4,604,258 (includes 540,000 warrants)

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 523768109	SCHEDULE 13G/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

WINGSPAN INVESTMENT MANAGEMENT, LP
By: Wingspan Investment Management GP, LLC, its managing member

/s/ Buckley T. Ratchford
Name: Buckley T. Ratchford
Title: Managing Member

/s/ Buckley T. Ratchford
BUCKLEY T. RATCHFORD

CUSIP No. 523768109	SCHEDULE 13G/A	Page 8 of 8 Pages

 JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the Reporting Persons each hereby agree to the joint filing of this statement on Schedule 13G/A (including any and all amendments hereto). In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G/A. A copy of this Agreement shall be attached as an exhibit to the Statement on Schedule 13G/A filed on behalf of each of the parties hereto, to which this Agreement relates.

This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

WINGSPAN INVESTMENT MANAGEMENT, LP
By: Wingspan Investment Management GP, LLC, its managing member

/s/ Buckley T. Ratchford
Name: Buckley T. Ratchford
Title: Managing Member

/s/ Buckley T. Ratchford
BUCKLEY T. RATCHFORD